

October 29, 2004

Mail Stop 0408

By U.S. Mail and facsimile to +1 (607) 925-9613

Mr. Brian C. Doutaz
President and Chief Executive Officer
Alton Ventures, Inc.
12880 Railway Avenue – Unit 35
Richmond, British Columbia V7E 6G4
CANADA

Re: **Alton Ventures, Inc.**
      Amendment One to Form SB-2 filed on October 18, 2004
      File Number 333-118077

Dear Mr. Doutaz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that we are providing you below first our comments to your responses (related to Amendment Number 1) followed by the engineering comments that apply to your initial filing.

Prospectus – page 2

1.   We note your response to prior comment 2. We did not see "promptly" mentioned in "risk 3." Please clarify.

Engineering Comments

General

8.   For assistance, Industry Guide 7 can be reviewed on the Internet at:
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Risk Factors, page 7

9.   In the third risk factor on page 8, you disclose you cannot guarantee the ore will be
        recoverable. A term such as "ore" implies economic viability, which has not been
        demonstrated to date. Please, remove "ore" from this paragraph or re-phrase in
        accordance with SEC Industry Guide 7.

Business Description, page 27

Business development, page 28

10.   A sentence located in the 7th paragraph of the business development section on page 28
        states, "The property consists of one unpatented claim block covering 64 hectares (160
        acres)." This conflicts with the succeeding property descriptions, such as that found on
        page 34, which states, "The claim consists of one claim block and covers 25 hectares (62
        acres)." Please review and correct these property descriptions.

Description of Property, page 33

2003 Geologic Program, page 37

11.   Insert a small-scale map showing the location and access to your property. Note that
        SEC's EDGAR program now accepts digital maps; so please include these in any future
        amendments that are uploaded to EDGAR. It is relatively easy to include automatic links
        at the appropriate locations within the document to GIF or JPEG files, which will allow
        the figures and/or diagrams to appear in the right location when the document is viewed
        on the Internet. For more information, please consult the EDGAR manual, and if you
        need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide
        the map to the staff for our review.

12.   A statement is made regarding the 2003 Geologic program on Page 37, the 2nd paragraph,
        which states, "The Phelps trench was not examined." This statement appears to be
        contradicted by the succeeding paragraph also found on page 37, the 8th paragraph, "The
        Phelps Trench Area..." that describes the Phelps trench. Please clarify or re-phrase the
        task accomplished.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Smetzer at (202) 824-5463 or Donald A. Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 824-5301 or me at (202) 942-1760 with any other questions.

Sincerely,



Todd K. Schiffman
Assistant Director

cc: Brian McDonald, Esq.
        5781 Cranley Drive
        West Vancouver, British Columbia V7W 1T1
        CANADA